Exhibit (h)(15)

SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

(Effective January 1, 2026)

This Agreement relates to the following Funds of the Trust:

Name of Funds	Maximum Annual Operating Expense Limit

BBH Intermediate Municipal Bond Fund	0.65% for Class N Shares

BBH Intermediate Municipal Bond Fund	0.50% for Class I Shares